Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Sankyo’s European Subsidiaries’ Names Change

Tokyo, July 14, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced that the corporate names of the Group companies under the umbrella of Sankyo Pharma GmbH (hereafter, SPG), which is the European subsidiary of Sankyo Co., Ltd., were changed on July 1, 2006 in anticipation of the complete management integration of Daiichi Pharmaceutical and Sankyo in April 2007.

SPG has become DAIICHI SANKYO EUROPE GmbH (hereafter, DSE), and together with its eleven Group subsidiaries, will focus mainly on the manufacture, sales, and development of pharmaceuticals in Europe. Based in Europe, DSE will proactively press forward with the development of global business along with DAIICHI SANKYO, INC. which was newly formed as a result of an integration in the US in April of this year.

DAIICHI SANKYO EUROPE GmbH Group Organization

Capital: 16 million euro

Officers: Reinhard Bauer (CEO), Max Schoener (CFO)